

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 4, 2010

<u>Via Fax & U.S. Mail</u>

Mr. W. Brian Olson, Chief Financial Officer
Quantum Fuel Systems Technologies Worldwide, Inc.
17872 Cartwright Road
Irvine, California 92614

> **Re:** **Quantum Fuel Systems Technologies Worldwide, Inc.**
> **Form 10-K for the fiscal year ended April 30, 2008**
> **Filed July 3, 2008**
> **File No. 000-49629**

Dear Mr. Olson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief